Exhibit 12

Ratio of Earnings To Combined Fixed Charges

And Preferred Stock Dividend Requirements

(In Millions)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Consolidated pretax income from continuing operations	$290.6	$716.3	$380.7	$387.8	$368.1
Undistributed earnings of non-consolidated affiliates	(65.5)	(35.1)	(11.2)	0.1	0.1
Amortization of capitalized interest	3.0	5.6	2.0	2.0	2.0
Interest expense	39.0	39.8	22.6	3.6	4.5
Acceleration of debt issuance costs	—	—	0.8	1.7	—
Interest portion of rental expense	5.8	8.4	4.7	5.4	5.0

Total Earnings	$272.9	$735.0	$399.6	$400.6	$379.7

Interest expense	$39.0	$39.8	$22.6	$3.6	$4.5
Acceleration of debt issuance costs	—	—	0.8	1.7	—
Interest portion of rental expense	5.8	8.4	4.7	5.4	5.0
Preferred Stock dividend requirements	—	1.4	6.7	7.4	6.8

Fixed Charges and Preferred Stock Dividend Requirements	$44.8	$49.6	$34.8	$18.1	$16.3

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	6.1x	14.8x	11.5x	22.1x	23.3x